File No. 82-188
December 19, 2006

Re: Kirin Brewery Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

KV2015 Stage I: Kirin Group's medium-term business plan for 2007—2009

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By ______________________
Name: Makoto Ando
Title: IR Manager,
Corporate Communications & IR Group

KV2015 Stage I: Kirin Group's medium-term business plan for 2007—2009

Fast-moving action plan to increase corporate value targets sales of over ¥2 trillion as first stage in meeting goals of *KIRIN GROUP VISION 2015*

Tokyo, December 19, 2006—Kirin Brewery Company, Limited ("Kirin") today announced its 2007—2009 Kirin Group Medium-term Business Plan, which has been developed as the first stage in realizing the Group's long-term business framework *Kirin Group Vision 2015* ("KV2015").

Overview of Medium-term Business Plan for 2007-2009

2007 will be a significant year for Kirin, marking both the Company's 100th year of business and the start of the first medium-term business plan developed under the framework of KV2015. The Company intends to adopt an aggressive, fast-moving business approach and move beyond its current trajectory in pursuit of a quantum leap in growth.

During the course of the medium-term business plan that began in 2004, Kirin shifted to a development-and-proposal oriented business approach, based on a commitment to meeting customers' needs and prioritizing product quality. The Company introduced *Kirin Nodogoshi* and a variety of other new products and pursued an added-value approach to sales and marketing, while reinvigorating the domestic alcohol beverage industry and increasing collaboration between the alcohol beverage and soft drink businesses both at home and abroad.

Under the business plan that commences in 2007, Kirin intends to build on its successes to date and accelerate initiatives currently underway. At the same time, the Company will seek to boost corporate value by reforming the corporate structure and expanding group synergies, and create further growth and a 'Group premium' by aggressively investing resources as necessary. Kirin will also earn strong customer support as a brand that symbolizes *trust* and *vitality*, under a new marketing slogan *oishisa wo egao ni*— it means taste that makes you smile.

As part of the new business plan Kirin will pursue a financial strategy that emphasizes the importance of shareholders and enables the realization of a quantum leap in growth. Quantitative targets for 2009, the final year of the plan, are for consolidated group sales of ¥2.15 trillion, operating income of more than ¥150 billion, and an operating profit margin in excess of 7%. A group management approach will be used to drive growth and efficiency. Management will also focus on capital efficiency and shareholder value, aiming to achieve ROE of more than 7% in the year ending December 2009 as a milestone on the path to a target ROE of 10% in 2015.

Aims of 2007—2009 Medium-term Business Plan

- Position KIRIN as a brand that symbolizes *trust* and *vitality*
- Deliver the enjoyment of *food and health* through products and services in each operational area
- Contribute to the continuous development of a safe and secure society, maintaining a strong reputation as a corporate group that values its coexistence with communities

Basic strategy

1. Strengthen Kirin's business foundations and realize a quantum leap in growth
   (1) Create renewed growth in the domestic alcohol beverage business
   (2) Move further toward becoming a comprehensive beverages group
   (3) Internationalize Kirin's business
   (4) Develop the health food and functional food business
   (5) Accelerate growth in pharmaceuticals and leverage proprietary strengths to develop the agribio business
2. Pursue a financial strategy that maximizes corporate value
3. Adopt a new group management structure
4. Raise KIRIN brand value and implement Kirin Group CSR

Quantitative targets

	2009 target	2006 forecast	Change	KV2015 targets
Consolidated sales including liquor tax	¥2.15 trillion	¥1.68 trillion	+28.0%	¥3 trillion
Consolidated sales excluding liquor tax	¥1.7 trillion	¥1.27 trillion	+33.9%	¥2.5 trillion
Operating income	¥150 billion plus	¥117 billion	+28% plus	¥250 billion plus
Operating profit margin including liquor tax	7% plus	7%	—	8% plus
Operating profit margin excluding liquor tax	9%	9%	—	10% plus
ROE	7% plus	5.4%	+ 1.6 points	10%

Specific initiatives

1. Strengthening Kirin's business foundations and realizing a quantum leap in growth

(1) Create renewed growth in the domestic alcohol beverage business

Kirin will continue to pursue a value proposal approach to meeting the diverse needs of its customers, with the aim of ensuring a stable domestic alcohol beverages business as the foundation of the Group's operations. While strengthening the Group's position as a comprehensive beverages group, Kirin aims to secure high levels of customer support and loyalty and significantly outperform industry growth rates, even amidst the declining trend expected in the combined market for beer, happo-shu and new genre.

Kirin intends to enhance its positions in happo-shu and new genre, and turn around performance even in the declining beer category through such initiatives as boosting the Company's premium beer range with new products, including a new product to be launched in Spring designed to appeal to the younger generation of consumers. In the growth categories of RTDs[1], shochu and wine, Kirin will actively pursue initiatives under the business alliance recently announced with the tender offer for Mercian Corporation, and will enhance its position as a comprehensive beverage group as a result of the enhanced product lineup arising from this alliance.

During the period to 2009, Kirin will operate a business model that allows product proposals to be developed that are finely tuned to the different needs of customers, and at the same time as strengthening its core business operations, will seek to boost its competitive position through a reformed cost structure based on cross-divisional measures encompassing development, procurement, production, distribution and sales. The Company will invest approximately ¥100 billion in manufacturing equipment, and by increasing production volumes and enabling production of multiple high added-value products—including those of the newly included Mercian Corporation—will create a structure to ensure the stable, long-term supply of high-quality products and realize renewed growth. Investigations are currently taking place at Kirin and Mercian Corporation with regard to specific initiatives to leverage synergies between the two companies.

(2) Move further toward becoming a comprehensive beverages group

Kirin aims to support the pursuit of a quantum leap in growth by maximizing group synergies that encompass both alcohol beverage and soft drink operations. Kirin intends to strengthen business alliances along the entire value chain[2], extending beyond the business frameworks of Kirin Brewery and Kirin Beverage, while endeavoring to create products with new value that meet the expectations of customers. Kirin intends to continue existing alliances in product development, manufacturing and sales, and in the soft drinks arena make use of Kirin Brewery's research and marketing process, creating a superior competitive position through the development of highly innovative products and sophisticated marketing methods.

Through actively pursuing strategic business alliances, Kirin seeks to close in on the No. 2 position in the domestic soft drinks industry.

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[1] Ready-to Drink products: Low alcohol cocktail-style drinks that can be consumed from the container without pouring into a glass, typified in Japan by the easy-drinking chu-hi products such as Kirin's best-selling *Chu-hi Hyoketsu* range.

[2] Refers to the entire value-adding process by which a product reaches its end user, from development and manufacturing through to marketing and distribution.

(3) Internationalize Kirin's business

Kirin aims to generate 30% of its sales from overseas by 2015, and in working toward this will seek to increase the presence of the Kirin Group in the business arena of 'food and health', particularly in Asia and Oceania. Kirin will continue its strategic business alliances with Lion Nathan (Australia) and San Miguel (the Philippines), and will create a new business foundation in ASEAN countries with high growth potential, developing businesses not only in alcohol beverages but also in soft drinks and pharmaceuticals.

In China, the Group's holding company responsible for operations in the region—Kirin (China) Investment Co., Ltd.—is positioned as an important driver of the leap in growth targeted by Kirin, and as such the functions of that company will actively pursue strategic alliances. In Kirin's three target regions of China (the Yangtze River Delta, the Pearl River Delta, and Three North-East provinces) a capital alliance agreement formed with Hangzhou Qiandaohu Brewery Company, Limited, and in the Yangtze River Delta area production sites for Kirin Brand products will be secured and the strengths of both companies used to develop new products. In the Pearl River Delta, the scale of operations will be increased with the completion of a new brewery in Zhuhai City scheduled for June 2007.

(4) Develop the health food and functional food business

Kirin has positioned the health food and functional food business as a fourth core business pillar, alongside the existing pillars of alcohol beverages, soft drinks and pharmaceuticals. Centered on the company Kirin Yakult NextStage Company, Limited, the Group will pursue the development of health food and functional food products that offer new value.

With the aim of broadening the scope of the health food business to include new kinds of products, Kirin will shift its R&D focus to the area of health foods and functional foods, and will prioritize the allocation of R&D resources to that area. Making use of the Group's expertise in fermentation and biotechnology, Kirin will further its joints research activities with Yakult Honsha, and will also collaborate with Kirin Beverage to accelerate the pace of new food product development. Moreover, in seeking to strengthen its business foundation in this area, Kirin will consider forming alliances with companies that have necessary food processing technologies.

At Takeda-Kirin Foods Corporation, Kirin will focus on developing and commercializing seasonings and foods that combine the attributes of great taste and health, based on that company's fermentation and production technologies. In 2007, full-scale production will begin at a seasonings plant in Indonesia that will deliver world-class productivity and quality control, with the aim of expanding Kirin's operations in the key regions of Asia and Oceania, and boosting Kirin's competitive position.

(5) Accelerate growth in pharmaceuticals and leverage proprietary strengths to develop the agribio business

In pharmaceuticals, the Company intends to strengthen its focus on the specialty areas of kidney diseases, cancer (including blood cancers) and infectious diseases, while making further progress in the area of human antibody and cell medicine, to create new value in the medicinal field. In renal medicine, Kirin will seek to accelerate growth through the commercialization of drugs such as KRN321, a long-acting erythropoiesis stimulating agent, and KRN1493, an agent for the treatment of secondary hyperparathyroidism that makes use of a new mechanism. Further, the domestic marketing structure will be boosted through an increase in the number of medical representatives, while in overseas markets an R&D base in the United States will be constructed to facilitate the expansion of business in ASEAN countries.

In agribio, resources will be concentrated in the seedling business for floriculture, potatoes and other plant-related areas. By developing advanced cultivation and growth proliferation techniques, Kirin seeks to produce products of high quality and high added value.

2. Pursue a financial strategy that maximizes corporate value

Kirin aims to maximize corporate value, and will adopt a financial strategy that places a firm emphasis on shareholders and enables a quantum leap in growth. The Company's policy with regard to returns to shareholders is based on increasing dividend payments to reflect Kirin's growth, and from 2007 Kirin has adopted a new payout ratio framework of 30% plus on a consolidated basis, compared to the previous framework of 30% on a non-consolidated basis. In addition, Kirin will continue to review its asset holdings in order to make more aggressive use of the balance sheet, and will consider share buybacks as appropriate.

The Company will plan its growth strategy with capital expenditure of approximately ¥250 billion, and allocate around ¥300 billion for the investment necessary to secure a new growth trajectory. Interest-bearing debt will be considered as a source of funding. By reaching target profit levels and improving capital efficiency, Kirin aims to achieve ROE of higher than 7% for 2009, on the path to ROE of 10% in 2015.

3. Adopt a new group management structure

In July 2007 Kirin will introduce a holding company structure, and the following group operating companies will be aligned under Kirin Holdings: Kirin Brewery and Mercian Corporation in domestic alcohol beverages; Kirin Beverage in soft drinks; Kirin Pharma in pharmaceuticals; Kirin Yakult NextStage in health foods and functional foods; Kirin Business Expert, a shared services company handling back office functions; and other companies. Under this new structure, Kirin will pursue renewed growth in its domestic alcohol beverages business,

implement its strategy to become a comprehensive beverages group, internationalize its business, accelerate growth in pharmaceuticals, and steadily engage in other aspects of its growth strategy.

4. Raise the KIRIN brand value and implement Kirin Group CSR

Kirin intends to earn the support of customers as a brand that symbolizes trust and vitality, and at the same time introduce a new group management philosophy and group slogan as a unifying force for the Group. A corporate identity (CI) guideline will also be introduced, and every individual within the group will seek to boost the value of the KIRIN brand. Group management will consider the contribution of branding from a financial point of view, and aim to clarify the roles of each operating company in raising brand value.

In CSR, key tasks will include building on the trust society has in Kirin, applying risk management processes across the Group based on further strengthening of compliance procedures and internal controls, while ensuring the delivery of high-quality, safe and secure food products and, as a manufacturer of alcohol beverages, acting appropriately with regard to responsible drinking and problems associated with alcohol.

Kirin will also seek to enhance the value of the KIRIN brand through activities that reflect the nature of Kirin as a company, promoting two-way communication with customers on the key themes of the environment, sports, and food culture. With regard to the environment, Kirin has set a new target for the amount of CO_2 produced per product unit, now pursuing a level 35% lower than per-unit CO_2 production was in 1990, and is also engaged in the protection of water resources nationwide. Sports sponsorship will continue to be focused on Japan's national soccer team. In food culture, Kirin Group will seek to conduct surveys and research relating to many areas of foods and lifestyles, with the aim of sharing the happiness of food and health with as many people as possible.

For further information please contact:
Kensuke Suzuki, General Manager
Corporate Communications & IR Group
Kirin Brewery Company, Limited
Tel: 03 5540-3450